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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

THE BON-TON STORES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
09776J 10 1
(CUSIP Number)
Henry F. Miller, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103
(215) 977-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09776J 10 1	Page	2	of	4 Page

1	NAMES OF REPORTING PERSONS: THOMAS W. WOLF

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		69,032

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		69,032

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	69,032

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	09776J 10 1	Page	3	of	4 Page
Amendment No. 5 to Statement on Schedule 13D
     This Amendment No. 5 amends the Schedule 13D with respect to the common stock of The Bon-Ton Stores, Inc. beneficially owned by Thomas W. Wolf, filed on October 10, 2001, as amended by Amendment No. 1 filed on October 24, 2001, Amendment No. 2 filed on February 17, 2004, Amendment No. 3 filed on June 3, 2005 and Amendment No. 4 filed on July 21, 2005.
Item 5. Interest in Securities of the Issuer
     (a) Mr. Wolf beneficially owns, and is the record holder of, an aggregate of 69,032 shares of Common Stock, which comprise 0.4% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).
     (b) Mr. Wolf has sole voting and dispositive power with respect to 69,032 shares of Common Stock.
     (c) The following transactions were effected were effected during the past sixty days:
     On February 7, 2007, Mr. Wolf resigned as trustee of eight trusts: (i) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the “1989 Trusts”); (ii) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the “1993 Trusts”); (iii) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the “1999 Trust”); and (iv) one trust created under and Indenture of Trust of M. Thomas Grumbacher dated December 22, 2003 (the “2003 Trust”). In addition, Mr. Wolf resigned as trustee of the M. Thomas Grumbacher 2005 Annuity Trust (the “2005-I Trust”), the M. Thomas Grumbacher 2005 Annuity Trust II (the “2005-II Trust”) and of the M. Thomas Grumbacher 2006 Annuity Trust (the “2006 Trust” and collectively with the 1989 Trusts, the 1993 Trusts, the 1999 Trust, the 2003 Trust, the 2005-I Trust, and the 2005 II Trust, the “Trusts”), of which Mr. Grumbacher is the sole current beneficiary.
     On February 7, 2007, Mr. Wolf resigned in his capacity as a director of a charitable foundation (the “Foundation”) which owned 176,773 shares of Common Stock.
     The resignation of Mr. Wolf as a trustee of the Trusts resulted in Mr. Wolf no longer beneficially owning 626,526 shares of Common Stock and 545,237 shares of Class A Stock held by the Trusts. The resignation of Mr. Wolf as a director of the Foundation resulted in Mr. Wolf no longer beneficially owning 176,773 shares of Common Stock held by the Foundation.
     On February 9, 2007, Mr. Wolf exercised options to purchase 5,000 shares of Common Stock, 3,000 shares of which were purchased for $2.94 per share, 1,000 shares of which were purchased for $3.375 per share, and 1,000 shares of which were purchased for $7.25 per share.
     (d) Not applicable.
     (e) As of February 7, 2007, Mr. Wolf ceased to be the beneficial owner of more than five percent of Common Stock.

CUSIP No.	09776J 10 1	Page	4	of	4 Page
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007
/s/ Thomas W. Wolf
Name: Thomas W. Wolf